June 2, 2009
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549
Attention:	Yolanda Crittendon Wilson K. Lee
RE:	Brandywine Realty Trust Form 10-K for the year ended December 31, 2008 Filed March 2, 2009 File No. 001-09106
Dear Ms. Crittendon and Mr. Lee:
We have received your May 18, 2009 letter and appreciate your comments with respect to our filing. We understand that the purpose of your review of the above referenced filing is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosures in our filings. Listed below are your comments and our responses.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
Financial Statements and Notes
Consolidated Statements of Operations, page F-3
1.	We note that you have included dividends per share on the face of your statements of operations instead of in the notes to your financial statements. Advise us how your disclosure complies with the guidance in paragraph 37 of SFAS 128.
We observe that Regulation S-X Rule 10-1 (b) (2) for interim financial statements requires that “...the income statement shall show earnings per share and dividends declared per share applicable to common stock.” Further, with respect to annual statements, Regulation S-X Rule 3-04 for Changes in other stockholders’ equity requires that “An analysis of the changes in each caption of other stockholders’ equity presented in the balance sheets shall be given in a note or a separate statement With respect to dividends, state the amount per share and in the aggregate for each class of shares.”
We have a single class of common shares. We have historically presented dividends on the face of the Consolidated Statements of Operations on a consistent basis for reporting of annual periods on

Securities and Exchange Commission
June 2, 2009

Form 10-K as well as interim periods on Form 10-Q. We have also included such information on the Consolidated Statements of Shareholders’ Equity in our Form 10-K.
In future annual filings, we will continue to provide the dividend per share information on the face of the Consolidated Statements of Shareholders’ Equity as required under Regulation S-X Rule 3-04. In addition, we have disclosed and will continue to disclose the break down of tax character of our distributions in the footnotes as required by Regulation S-X Rule 3-15(c) “Special provisions as to real estate investment trusts.” This information is included on page F-36 in Note 15 — Distributions in our Form 10-K for the year ended December 31, 2008.
Because we are required to disclose distribution information under Regulation S-X, we do not believe that our distribution disclosures would constitute voluntary disclosures as described in paragraph 37 of SFAS 128. In future annual filings we will remove the dividend per share information from the face of our Consolidated Statement of Operations.
Note 16 — Tax Credit Transactions, pages F-35 — F-36
2.	We note that the company entered into transactions with US Bancorp (USB), where USB has agreed to contribute cash to fund various projects. In return, USB will receive substantially all of the tax credits relating to those projects. The company anticipates that upon completion of the projects it will begin to recognize the cash received as revenue as the respective tax credit recapture period expires. Tell us your basis in GAAP to support your accounting treatment over these transactions. In addition, tell us how you determine it is appropriate to recognize the cash received from USB as revenue as oppose to as a reduction of the costs basis of the property.
Background
We began significant renovations for the 30th Street Post Office (“Post Office”) and the Cira South Garage (“Garage”), each located in Philadelphia, PA, in 2008. The Post Office and the Garage have been preleased by the Internal Revenue Service (“IRS”). Because the Post Office has been certified as a historic building and will be an income producing property, rehabilitations made in accordance with specified criteria will provide the property owner with historic rehabilitation tax credits (under IRC Section 47) which can offset federal income taxes otherwise payable. Similarly, because the Garage is located adjacent to the Post Office in a low income community, qualifying investments will entitle the developer to tax benefits referred to as “new market tax credits” (under IRC Section 45D). The new market tax credit program is designed to stimulate private investment in the economic development of low income communities.
Brandywine Realty Trust is a real estate investment trust (“REIT”). As a REIT, Brandywine receives a dividends paid deduction and generally does not have a federal income tax liability. Credits against Brandywine’s federal income taxes are therefore of limited benefit. Accordingly, as development of the Post Office and Garage progressed, we examined approaches to monetizing the tax benefits afforded by these projects. Our development of these projects was not contingent

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June 2, 2009

on our ability to monetize the tax benefits and we commenced the projects prior to finding a tax credit investor for these tax benefits.
During 2008, we entered into two separate transactions with USB under which they agreed to pay approximately $67.9 million toward our historic rehabilitation of the Post Office and $13.3 million toward our redevelopment of the Garage. We entered into the transactions following a marketing and sales effort, including a formal bid process whereby interested tax credit investors reviewed the potential available tax credits based on estimated projections. Typically, the value of the credits is based on projections of taxable income and the expected benefits an investor anticipates from the use of tax credits. A variety of interested parties participated in the bid process and, following the bid process and related negotiations, we selected USB’s bids.
After giving consideration to the fact that, as a REIT, our ability to utilize the available tax credits would be limited and the value of the credits diminished and after consideration of the bids received, we determined it was in our best interest to monetize the tax credits in a transaction with USB. The tax benefits associated with the historic tax credits and new market tax credits were monetized through the creation of certain entities in which USB then acquired an ownership interest (referred to in this letter as “transaction entities”) that using certain arrangements, are able to pass through the tax credits to USB. While the transaction entities for the Post Office and Garage projects differed, in each case USB became the “tax credit investor”.
Summary of Accounting Considered for the Post Office and Garage Projects
In our analysis of the accounting for the transactions, we determined that there is no direct GAAP guidance that specifically addresses transactions involving the monetization of historic rehabilitation tax credits (“HTC”) or new market tax credits (“NMTC”). We considered the authoritative literature identified below and we also took in account the economic substance of the transactions in our determination of the appropriate accounting for the HTC and the NMTC transactions.
The GAAP we considered in our assessment included:
1)	FIN 46R, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46R”);

2)	FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34” (“FIN 45”);

3)	FAS 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“FAS 150”); and

4)	SAB 104, “Revenue Recognition” (“SAB 104”).
After evaluating the above guidance and the economic substance of the transactions — a monetization of tax credits — we determined that the appropriate treatment of the transactions under GAAP is most akin to the sale of tax credits to USB together with the purchase by USB of a guarantee of the tax credits. We determined that it is appropriate for us to recognize the cash that we receive from USB as i) principally deferred revenue [as opposed to as a reduction in the cost basis of the property — the alternative noted in

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the SEC staff’s comment] to be recognized within revenue as the tax recapture risk expires and ii) a liability from a put option that will be accreted to the expected put price until the expected exercise date of the put.
Accounting Analysis
As we noted in the Background section above, we structured the transactions to pass through to USB the benefits of the tax credits. As part of our accounting analysis, we concluded that, in accordance with FIN 46(R), the variable interest entities used in the transactions should be consolidated in our financial statements. We reached this conclusion after we determined that we are the primary beneficiary of the investment structures. USB, as tax credit investor, does not have a controlling financial interest in the projects and is a passive investor. In addition, USB’s investment is protected by the guaranty that we have provided that covers potential liabilities that may arise from tax credit recapture.
The transactions include put/call provisions that (in the case of the put) provide USB the right to sell to us USB’s interest in the transaction entities. The put/call will become exercisable at the expiration of the tax recapture period and enable either of us or USB to purchase or sell (as the case may be) USB’s interests in the transaction entities. We evaluated these put/call provisions under FAS 150. Based upon the preponderance of available evidence reviewed by us during the structuring of the transactions, including transactions entered into by others, we expect that USB will exercise the put. We recorded the portion of the proceeds we received from USB that are attributable to the put as a liability that will be accreted to the expected put price through interest expense over the period until the put can be exercised. We referred to paragraph 22 of FAS 150 in making this determination.
We analogized to FIN 45 paragraph 12 to determine the attribution model for recognizing the reduction in the initially recorded liability into income. This guidance provides that income can be recognized upon either (1) expiration or settlement of the guarantee (2) by a systematic and rational amortization method or (3) as the fair value of the guarantee changes. Our recognition of the cash proceeds into income will occur over the respective IRS recapture periods of the HTC and the NMTC. The ability of the IRS to recapture the HTC expires 20% per year beginning one year after the completion of the Post Office in 2010 and this will be the basis for our proportionate recognition of the net cash proceeds as revenue from 2011 through 2016. As it relates to the NMTC, the credits are subject to 100% recapture for a period of seven years after the completion of the Garage. This will result in our recognizing the net cash proceeds from the NMTC transaction as revenue in 2017.
After we determined that, based on the structure and the underlying economics, we effectively sold available tax credits to USB, we looked to applicable GAAP revenue recognition guidance, primarily SAB 104. This guidance requires that revenue not be recognized until it is realized or realizable and earned. We do not believe that the earnings process relative to the tax credits is complete upon our receipt of proceeds from USB because of our underlying guaranty obligations and tax credit recapture provisions. Until the expiration of the tax credit recapture periods, we

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June 2, 2009

will not have fulfilled our obligation to USB. Accordingly, we believe that our revenue recognition determination referenced in the preceding paragraph is the appropriate conclusion.
The staff requested that we specifically address why we determined that it was appropriate to recognize as revenue the cash received by USB (rather than treating the cash as a reduction to the cost basis of the Post Office and the Garage). We do not believe it is appropriate to recognize the cash received as a reduction to the cost basis of the projects since we have sold the tax credits and guaranteed those tax credits. We note that the determination of the tax credits is dependent on the qualifying expenditures made but also note that we have ongoing compliance requirements with respect to post-completion operations of the Post Office and the Garage to avoid tax credit recapture. Further we note that there is a market for the monetization of tax credits and we were obligated to and intended to complete the Post Office and the Garage before we entered into the tax credit transactions. Finally, we note that the treatment of the tax credit transactions with USB will differ for federal income tax purposes.
In light of our determination that the cash proceeds that we will receive from USB relate to the sale of tax credits and in recognition that the sale of those credits does not change our ultimate ownership of or investment in the Post Office or the Garage, we believe that such proceeds should be treated as deferred income to be recognized in our Consolidated Statement of Operations when we no longer have an obligation to USB under the transaction guarantees and IRS recapture provisions.

Securities and Exchange Commission
June 2, 2009

As requested, these responses to your comments have been filed on EDGAR within ten business days of your associated letter. In closing, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to our responses or require any additional information, please feel free to call me at 610-832-4907 or Gabe Mainardi at 610-832-4980.

Very truly yours,
/s/ Howard M. Sipzner
Howard M. Sipzner
Executive Vice President and Chief Financial Officer